Exhibit 23.02

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Radcom Ltd.

We consent to the use of our report dated June 17, 2009, with respect to the consolidated balance sheet of Radcom Ltd. and its subsidiaries as of December 31, 2008 and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2008, incorporated herein by reference, which report appears in the annual report on Form 20-F/A for the year ended December 31, 2009 of Radcom Ltd., filed with the Securities and Exchange Commission on November 2, 2010, and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ Somekh Chaikin
Somekh Chaikin
Certified Public Accountants (Isr.)
A Member Firm of KPMG International

Tel-Aviv, Israel
November 10, 2010